EXHIBIT 99.1

First Amendment to
Third Amended and Restated Credit Agreement

This First Amendment to Third Amended and Restated Credit Agreement is dated as of October 11, 2011 (this “Amendment”), among Student Transportation of America, Inc., a Delaware corporation (the “Borrower”), Student Transportation of Canada Inc., an Ontario Corporation (“STC”), Parkview Transit Inc. (“Parkview” and together with STC individually, a “Canadian Borrower” and collectively, the “Canadian Borrowers”), the guarantors party hereto, the financial institutions listed on the signature pages hereof as Lenders and BMO Harris Bank N.A. (f/k/a Harris N.A.), as administrative agent (in such capacity, the “Administrative Agent”).

Preliminary Statements

A.The Borrower, the Canadian Borrowers, Student Transportation of America Holdings, Inc., the guarantors party thereto (the “Guarantors”), the financial institutions party thereto as Lenders and the Administrative Agent have heretofore entered into that certain Third Amended and Restated Credit Agreement, dated as of February 4, 2011 (the “Credit Agreement”); and

B.The Borrower and Canadian Borrowers have asked the Lenders and the Administrative Agent to permit the Parent to repurchase a portion of its outstanding equity securities and the Lenders and the Administrative Agent are willing to do so on the terms and conditions set forth in this Amendment.

Now, Therefore, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
Definitions

Section 1.1. Use of Defined Terms.  Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Credit Agreement shall have such meanings when used in this Amendment.

Article II
Amendments

Section 2.1. Section 8.12 of the Credit Agreement is hereby amended by (a) inserting immediately following clause (v) therein new clause (vi) as follows:

(vi)The Borrower may pay Dividends to STA Holdings which in turn may pay Dividends to the Parent and Parkview may pay Dividends to the Parent, in each case to permit the Parent to purchase a portion of its outstanding equity securities for immediate retirement in an aggregate principal amount from the Closing Date not to exceed $5,000,000, and (b) deleting the proviso appearing at the end thereof and inserting in its place the following:

provided further that immediately prior to and after giving effect to any such (a) Distribution, or redemption and/or repurchase under clause (ii) above, no Event of Default under Sections 9.1(a), (b), (i), (j) or (k) shall have occurred and be continuing or (b) Dividend and repurchase under clause (iii) or (vi) above, no Default or Event of Default shall have occurred and be continuing.

Article III
Representations And Warranties

Section 3.1.  Credit Agreement Representations.  In order to induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower, each Canadian Borrower and STA Holdings hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 6 of the Credit Agreement and additionally represents and warrants to the Administrative Agent and each Lender as set forth in this Article III.

Section 3.2. Due Authorization, Non-Contravention, etc.  The execution, delivery and performance by the Borrower, each Canadian Borrower and STA Holdings of this Amendment are within the Borrower’s, each Canadian Borrower’s and STA Holdings’ powers, have been duly authorized by all necessary corporate action, and do not:

(a)contravene the Borrower’s, either Canadian Borrower’s or STA Holdings’ constituent documents;

(b)contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower, either Canadian Borrower or STA Holdings; or

(c)result in, or require the creation or imposition of, any Lien on any of the Borrower’s, either Canadian Borrower’s or STA Holdings’ properties.

Section 3.3. Government Approval, Regulation, etc.  No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower, either  Canadian Borrower or STA Holdings of this Amendment.

Section 3.4. Validity, etc.  This Amendment constitutes the legal, valid and binding obligation of the Borrower, each Canadian Borrower and STA Holdings enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors’ rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

Article IV
Conditions Precedent

Section 4.1. Effectiveness. This Amendment shall become effective upon receipt by the Administrative Agent of counterparts of this Amendment executed by each of the Borrower, the Canadian Borrowers, the Guarantors, the Administrative Agent and the Required Lenders.

Article V
Miscellaneous Provisions

Section 5.1. Ratification of and References to the Credit Agreement.  Except for the amendments expressly set forth above, the Credit Agreement and each other Loan Document is hereby ratified, approved and confirmed in each and every respect.  The Borrower, the Canadian Borrower, and each Guarantor hereby acknowledges and agrees that (i) the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby and (ii) and the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, the Canadian Borrower and each Guarantor thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby.  Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment.  Reference to this specific Amendment need not be made in the Credit Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

Section 5.2. Headings.  The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 5.3. Execution in Counterparts.  This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 5.4. No Other Amendments.  Except for the amendments expressly set forth above, the text of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect, and the Lenders and the Administrative Agent expressly reserve the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.

Section 5.5. Costs and Expenses.  The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

Section 5.6. Governing Law.  This Amendment shall be construed in accordance with and governed by the law of the State of Illinois.

In Witness Whereof, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

Student Transportation of America, Inc., as Borrower and Guarantor

By /s/ Patrick J. Walker
Name Patrick J. Walker
Title Chief Financial Officer

Student Transportation of Canada Inc., as Canadian Borrower

By /s/ Patrick J. Walker
Name Patrick J. Walker
Title Chief Financial Officer

Parkview Transit Inc., as Canadian Borrower

By /s/ Patrick J. Walker
Name Patrick J. Walker
Title Chief Financial Officer

[First Amendment to Third Amended
and Restated Credit Agreement]

Student Transportation of America Holdings, Inc., as Guarantor
Student Transportation of America ULC, as Guarantor
Santa Barbara Transportation Corporation, as Guarantor
STA of Connecticut, Inc., as Guarantor
Goffstown Truck Center, Inc., as Guarantor
Rick Bus Company, as Guarantor
STA of Pennsylvania, Inc., as Guarantor
Krise Bus Service, Inc., as Guarantor
Student Transportation of Vermont, Inc., as Guarantor
STA of New York, Inc., as Guarantor
Ledgemere Transportation, Inc., as Guarantor
Positive Connections, Inc., as a Guarantor
Altoona Student Transportation, Inc., as Guarantor
Mid-City Transit Corporation, as Guarantor
Middletown Transit Corp., as Guarantor
Student Transportation of Florida, Inc., as Guarantor
Jordan Transportation, Inc., as Guarantor
Jordan Bus Service, Inc., as Guarantor
Grand Island Transit Corporation, as Guarantor
Ridge Road Express, Inc., as Guarantor
Scholastic Transportation Management Services, Inc., as Guarantor

By /s/ Patrick J. Walker
Name Patrick J. Walker
Title Chief Financial Officer

[First Amendment to Third Amended
and Restated Credit Agreement]

BMO Harris Bank N.A. (f/k/a Harris N.A.), as L/C Issuer and as Administrative Agent

By /s/ William Thomson
Name William Thomson
Title Senior Vice President

[First Amendment to Third Amended
and Restated Credit Agreement]

BMO Harris Financing, Inc., as a U.S. Lender

By /s/ William Thomson
Name William Thomson
Title Senior Vice President

[First Amendment to Third Amended
and Restated Credit Agreement]

CIBC Inc., as a U.S. Lender

By /s/ Robert W. Casey, Jr.
Name Robert W. Casey, Jr.
Title Executive Director

By /s/ Dominic J. Sorresso
Name Dominic J. Sorresso
Title Executive Director

CIBC World Markets Corp.
Authorized Signatory

[First Amendment to Third Amended
and Restated Credit Agreement]

Bank of Montreal, as a Canadian Lender and Canadian L/C Issuer

By /s/ William Thomson
Name William Thomson
Title Senior Vice President

[First Amendment to Third Amended
and Restated Credit Agreement]

Canadian Imperial Bank of Commerce, as a Canadian Lender

By /s/ Kevin Charko
Name Kevin Charko
Title Director

By /s/ Steve Nishimura
Name Steve Nishimura
Title Managing Director

[First Amendment to Third Amended
and Restated Credit Agreement]

Scotiabanc Inc., as a U.S. Lender

By /s/ J.F. Todd
Name J.F. Todd
Title Managing Director

[First Amendment to Third Amended
and Restated Credit Agreement]

The Bank of Nova Scotia, as a Canadian Lender

By /s/ Stephen H. Corey
Name Stephen H. Corey
Title Director

By /s/ Michelle Heaphy
Name Michelle Heaphy
Title Director

[First Amendment to Third Amended
and Restated Credit Agreement]

Raymond James Bank, FSB, as a U.S. Lender

By _____________________________
Name ________________________
Title _________________________

[First Amendment to Third Amended
and Restated Credit Agreement]

Siemens Financial Services, Inc.

By /s/ Anthony Cascatu
Name Anthony Cascatu
Title Senior Vice President

By /s/ Paul Ramseur
Name Paul Ramseur
Title Vice President and Chief Financial Officer

[First Amendment to Third Amended
and Restated Credit Agreement]